SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 16, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated January 16, 2008, announcing the release of SIMULIA SLM for Simulation Lifecycle Management.

Dassault Systèmes Announces the Release of
SIMULIA SLM for Simulation Lifecycle Management

New Software Secures Valuable Intellectual Property Through Management of Simulation Data, Processes, and Applications

Paris, France, and Providence, R.I., USA, January 16, 2008- Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the early availability of SIMULIA SLM, a new product suite from its SIMULIA brand that will have a positive impact on the way that organizations perform and manage their simulation processes.

The use of simulation has become an increasingly vital process in developing innovative products quickly. SIMULIA SLM accelerates the product development lifecycle by providing timely access to the right information through secure storage, search, and retrieval functionality that is specific to simulation processes and data. SIMULIA SLM maximizes the value of company-generated intellectual property (IP) through the capture, re-use, and deployment of simulation best practices. It also provides tools for control and sharing of simulation data for collaborative product development.

“The release of SIMULIA SLM marks a major milestone for SIMULIA as we expand our product portfolio beyond the Abaqus product line,” said Mark Goldstein, CEO, SIMULIA. “By leveraging PLM technology from ENOVIA and simulation expertise from SIMULIA, we have been able to rapidly develop what we believe is an industry-leading solution. SIMULIA SLM will enable our customers to secure their simulation intellectual property and transform it into a valuable and controlled corporate asset.”

Shorter product lifecycles, higher costs, stricter regulations, and the desire to benefit from a greater number of simulations make it clear that companies need an economical and effective solution to manage, share, and secure their simulation assets. To ensure affordable and efficient deployment, SIMULIA SLM provides significant capabilities directly ”out of the box” so that users can gain tangible benefits immediately.

The new release delivers capabilities to manage all data associated with simulations, integrate and control the execution of simulation applications, carry out operations such as query and version control, administer access privileges, and perform and review simulations in a distributed, collaborative environment.

SIMULIA SLM also works with simulation authoring applications developed by SIMULIA, Dassault Systèmes, third parties, and customers via a Connectors Framework. This enables a diverse set of simulation solutions to be deployed and executed from within the SIMULIA SLM environment. Connectors are currently available for Abaqus Unified FEA, CATIA, and a variety of third-party applications such as Nastran, HyperMesh, AcuSolve, and STAR-CD. Customers can also easily configure Connectors to their specific applications.

This early availability release of SIMULIA SLM is being deployed at select customer sites during the early part of 2008 and will be followed by a generally available release in mid-2008. A Simulation Lifecycle Management White Paper and Webinar are available on the SIMULIA website.

For more information, visit: http://www.simulia.com/products/slm.html .

# # #

About SIMULIA
SIMULIA is the Dassault Systèmes brand that delivers a scalable portfolio of Realistic Simulation solutions including the Abaqus product suite for Unified Finite Element Analysis, multiphysics solutions for insight into challenging engineering problems, and lifecycle management solutions for managing simulation data, processes, and intellectual property. By building on established technology, respected quality, and superior customer service, SIMULIA makes realistic simulation an integral business practice that improves product performance, reduces physical prototypes, and drives innovation. Headquartered in Providence, R.I., USA, with R&D centers in Providence and in Suresnes, France, SIMULIA provides sales, services, and support through a global network of over 30 regional offices and distributors. For more information, visit www.simulia.com .

About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com .

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries. Other products mentioned are trademarks or registered trademarks of their respective owners.

Dassault Systèmes Press Contacts:
Tim Webb (SIMULIA)	tim.webb@3ds.com	+1 (401) 276-8105
Derek Lane (DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81-3-5442-4138
Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: January 16, 2008

By:  /s/ Thibault de Tersant

Name:   Thibault de Tersant
Title:     Senior EVP and Chief   Financial Officer